
PROCESSING
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FEB 28 2007
SEC MAIL
SECTION
213
WASH., D.C.

SECSSION

07000992

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 42456

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-06 (MM/DD/YY) AND ENDING 12-31-06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LAUREN + MERLIN INC. L+M FINANCIAL SERVICES

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5510 PEARL RD. #98
(No. and Street)

PARMA (City) OH (State) 44129 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LAUREN A. FERRANTE 440-884-4495
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FRANK RICHARD ALBERT
(Name – *if individual, state last, first, middle name*)

6151 WILSON MILLS RD. (Address) HIGHLAND HTS (City) OH (State) 44143 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, LAUREN A. FERRANTE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LHM FINANCIAL SERVICES, as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Edward A. Krause, Attorney
Notary Public: State of Ohio
Commission does not expire.
Section 147.03 O.R.C.

Notary Public

Signature

CEO
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Audited Financial Statements

L & M FINANCIAL SERVICES

December 31, 2006

RICHARD A. FRANK, CERTIFIED PUBLIC ACCOUNTANT
6151 Wilson Mills Road, Suite 210, Highland Heights, OH 44143
Phone: 440-720-1940 ~ Fax: 440-720-1942

RICHARD A. FRANK
Certified Public Accountant
6151 Wilson Mills Road, Suite 210
Highland Heights, OH 44143
Phone 440-720-1940 ~ FAX 440-720-1942

February 24, 2007

The Stockholders
L & M Financial Services
Cleveland, Ohio

We have audited the accompanying balance sheet of L & M Financial Services as of December 31, 2006, and the related statements of income, changes in stockholders' equity, changes in retained earnings, cash flow, and computation of net capital for the period then ended. These financial statements are the responsibility of the corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of L & M Financial Services at December 31, 2006, and the results of its operations for the twelve months ended December 31, 2006, in conformity with generally accepted accounting principles.

Further, it is our opinion that the computation of net capital is fairly stated in all respects and no material differences exist between the computation of net capital and the broker-dealer's corresponding unaudited Part IIA. In addition, no material inadequacies were found to exist.



Richard A. Frank
Certified Public Accountant

L & M FINANCIAL SERVICES
BALANCE SHEET
DECEMBER 31, 2006

ASSETS

Current Assets			
Cash in bank	$10,067.19		
Accounts receivable-trade	42,138.24		
Total Current Assets		$52,205.43	
Property, Plant and Equipment			
Furniture, fixtures, and equipment	3,265.00		
Machinery and equipment	9,609.00		
Depreciation-furniture & fixtures	(3,265.00)		
Depreciation-machinery & equipment	(9,609.00)		
Total Property, Plant & Equipment		0.00	
Other Assets			
Deposits	25,675.00		
Investments	58,612.11		
Total Other Assets		84,287.11	
Total Assets			$136,492.54

LIABILITIES AND EQUITY

Current Liabilities			
Accounts payable-trade	$ 10,184.22		
Accrued commissions & other expenses payable	13,176.10		
Accrued payroll taxes	1,357.05		
Total Current Liabilities		$24,717.37	
Equity			
Common stock	141,000.00		
Retained earnings deficit	(29,024.83)		
Treasury stock at cost	(200.00)		
Total Equity		111,775.17	
Total Liabilities and Equity			$136,492.54

See accompanying notes and accountant's report.

L & M FINANCIAL SERVICES
INCOME STATEMENT
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2006

	Amount	Percent
Income		
Sales	$496,096.85	99.6
Capital gain (loss) on investments	363.76	0.1
Dividend Income	125.00	0.0
Interest Income	1,587.52	0.3
Total Income	498,173.13	100.0
Expenses		
Bank service charges	15.84	0.0
City Corporate Income Tax	314.00	0.1
Commissions	170,165.31	34.1
Dues and subscriptions	7,278.70	1.5
Insurance	15,250.12	3.1
Margin interest expense	2,942.40	0.6
Office expenses	23,612.84	4.7
Operating expenses	22,916.81	4.6
Postage	117.00	0.0
Professional fees	4,020.00	0.8
Rent	17,075.68	3.4
Salaries and wages	194,600.00	39.1
Taxes on payroll	15,193.89	3.0
Telephone	6,333.63	1.3
Total Expenses	479,836.22	96.3
Net Income/(Loss)	$ 18,336.91	3.7

See accompanying notes and accountant's report.

L & M FINANCIAL SERVICES
STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY
JANUARY 1, 2006, THROUGH DECEMBER 31, 2006

Balance as of January 1, 2006	$141,000.00
Changes during the year 2006	-0-
Balance as of December 31, 2006	$141,000.00

See accompanying notes and accountant's report.

L & M FINANCIAL SERVICES
STATEMENT OF CHANGES IN RETAINED EARNINGS
JANUARY 1, 2006, THROUGH DECEMBER 31, 2006

Balance as of January 1, 2006	$(40,597.74)
2006 Net Income	18,336.91
2006 Stockholder Distributions	(6,764.00)
Balance as of December 31, 2006	$(29,024.83)

See accompanying notes and accountant's report.

L & M FINANCIAL SERVICES
STATEMENT OF CASH FLOWS
JANUARY 1, 2006, THROUGH DECEMBER 31, 2006

Cash flow from operations	
Net income per income statement	$18,336.91
Accounts receivable-trade increase	(9,120.51)
Investments decrease	7,623.39
Accounts payable trade decrease	(11,257.27)
Accrued commissions and other expenses payable decrease	(649.49)
Accrued payroll taxes payable decrease	(418.25)
Cash flow from operations	4,514.78
Cash received from shareholders for the purchase of additional shares of stock	-0-
Cash used to repurchase shareholder's stock	(200.00)
Cash distributions to shareholders	(6,764.00)
Net decrease in cash	(2,449.22)
Cash balance beginning of year	12,516.41
Cash balance end of year	$10,067.19

See accompanying notes and accountant's report.

L & M FINANCIAL SERVICES
COMPUTATION OF NET CAPITAL
AS OF DECEMBER 31, 2006

Allowable assets:		
Total assets		$136,492.54
Difference in investment value:		
Investments @ market value	$43,081.23	
Less investments @ cost	58,612.11	
Difference		(15,530.88)
Security deposit		(675.00)
Total allowable assets		120,286.66
Less current liabilities		24,717.37
Net capital before haircuts		95,569.29
Haircut on the market value of investments		(6,462.00)
Net capital		$ 89,107.29

See accompanying notes and accountant's report.

L & M FINANCIAL SERVICES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

Nature of Business
The company operates as a discount securities brokerage firm. All trades are cleared and settled through RBC Dain Correspondent Services, a Division of RBC Dain Rauscher, a member of The New York Stock Exchange and The Securities Investor Protection Corporation.

Accounts Receivable-Trade
Accounts receivable-trade represents commissions due from brokers and agents at the end of the month. These amounts are generally paid by the 5th of the following month.

Depreciation
The company's property, plant, and equipment are depreciated using the MACRS method. All of the company's property, plant, and equipment have been fully depreciated.

Deposits
The company maintains a $25,000 security deposit at RBD Dain Correspondent Services and a $675 security deposit for the company's rented office space.

Investment
This represents the cost of listed securities held at RBC Dain Correspondent Services, in the name of the company. The market value of such securities at December 31, 2006, was $43,081.23.

Accounts Payable – Trade
This represents the amount of margin debt due RBC Dain Correspondent Services.

Accrued Commission and Other Expenses Payable
Accrued commissions payable represents commissions due to registered representatives at the end of the month--$13,176.10. These amounts are generally paid by the 7th of the following month. There were no other expenses payable.

Accrued Payroll Taxes
Accrued payroll taxes represents city and state income taxes withheld from employees' pay at the end of the month. These amounts are paid to the proper taxing authority by their applicable due date.

Treasury Stock at Cost
This represents the cost to reacquire, from a stockholder, previously issued common stock.

Federal Income Tax
The company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes, the shareholders are taxed on their proportionate share of the company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements.

END